Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

For the First Quarter ended March 31, 2021

SHENZHEN, China, May 10, 2021/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” “our company,” or “our”), a leading cryptocurrency mining enterprise, today reported its unaudited financial results for the first quarter ended March 31, 2021.

Cryptocurrency Business Progress

BIT Mining Limited has completed the transition of its business to an enterprise that covers cryptocurrency mining, mining pool and data center operation.

As of today, we have deployed 50,113 mining machines. The theoretical maximum total hash rate capacity of such mining machines is about 1,031.5 PH/s, and we currently produce approximately 4 bitcoins each day. As of April 30, 2021, we have produced approximately 110 bitcoins, equivalent to revenue of approximately RMB40.6 million (US$6.2 million). As of today, we have produced approximately 147 bitcoins, equivalent to revenue of approximately RMB54.4 million (US$8.3 million). We currently own approximately 489 bitcoins, including the 356.04342 bitcoins that we received from the private placement of our Class A ordinary shares to Good Luck Information Technology Co., Limited.

On March 31, 2021, we completed our subscription for shares of Loto Interactive Limited (HKEX: 08198) (“Loto Interactive”), which we refer to as our data center business, our ownership of Loto Interactive thereby increased to 54.2%, and Loto Interactive became a subsidiary of our company. As a result, the Company consolidated Loto Interactive on March 31, 2021. The three hydroelectric cryptocurrency data centers owned by Loto Interactive have an aggregate gross area of over 18,000 square meters and a total power capacity of 435WM. Such data centers could provide data analysis and storage services for up to 225,000 data processors at the same time. From April 1, 2021 to April 30, 2021, revenue generated from our data center business was RMB28.3 million (US$4.3 million).

We also completed our acquisition of the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”). From April 1, 2021 to April 30, 2021, the gross profit of the BTC.com Pool Businesses was RMB 55.3 million (US$8.4 million).

All of the BTC and ETH mining machines that we have purchased are expected to be deployed by the end of 2021. Assuming full delivery, our theoretical maximum total BTC hash rate capacity will increase to approximately 2,000 PH/s, and our theoretical maximum total ETH hash rate capacity will increase to approximately 4,800 GH/s.

We also have entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing (HK) Limited, to complete our vertical integration with our supply chain, increase our self-sufficiency while also strengthening our competitive position.

First Quarter 2021 Highlights

•

Net revenues were RMB19.6 million (US$3.0 million) in the first quarter of 2021, representing a significant increase of RMB10.6 million or 117.8% from RMB9.0 million for the fourth quarter of 2020, and a sharp increase of RMB16.5 million or 532.3% from RMB3.1 million for the first quarter of 2020. Net revenues during the first quarter of 2021 primarily consisted of RMB11.8 million (US$1.8 million) in revenue contribution from our cryptocurrency mining business that we initiated on February 27, 2021, which accounted for 60.2% of total net revenues.

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•

Operating loss was RMB16.5 million (US$2.5 million) in the first quarter of 2021, representing a significant decrease of RMB34.9 million or 67.9% from RMB51.4 million for the fourth quarter of 2020, and a significant decrease of RMB20.3 million or 55.2% from RMB36.8 million for the first quarter of 2020.

•

Non-GAAP[1] operating loss was RMB16.2 million (US$2.5 million) in the first quarter of 2021, representing a significant decrease of RMB16.2 million or 50.0% from RMB32.4 million for the fourth quarter of 2020, and a significant decrease of RMB15.5 million or 48.9% from RMB31.7 million for the first quarter of 2020.

•

Net income attributable to BIT Mining was RMB13.2 million (US$2.0 million) in the first quarter of 2021, as compared with net loss attributable to BIT Mining of RMB56.1 million for the fourth quarter of 2020, and net loss attributable to BIT Mining of RMB36.8 million for the first quarter of 2020.

•	Non-GAAP net loss attributable to BIT Mining was RMB22.8 million (US$3.5 million) in the first quarter of 2021, representing a decrease of RMB14.7 million or 39.2% from RMB37.5 million for the fourth quarter of 2020, and a decrease of RMB12.5 million or 35.4% from RMB35.3 million for the first quarter of 2020.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of long-term investments, gain on previously-held equity interest and deferred tax benefit relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

First Quarter 2021 Financial Results

Net Revenues

Net revenues were RMB19.6 million (US$3.0 million) for the first quarter of 2021, which nearly equals our net revenues for the full year 2020, representing a sharp increase of RMB16.5 million or 532.3% from RMB3.1 million for the first quarter of 2020 and a significant increase of RMB10.6 million or 117.8% from RMB9.0 million for the fourth quarter of 2020. The year-over-year and sequential increase were mainly attributable to our cryptocurrency mining business initiated at the end of February 2021.

Operating Expenses

Operating expenses were RMB36.3 million (US$5.5 million) for the first quarter of 2021, representing a decrease of RMB7.7 million or 17.5% from RMB44.0 million for the first quarter of 2020, and a significant decrease of RMB24.6 million or 40.4% from RMB60.9 million for the fourth quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB5.3 million in expenses for employees as a result of decreases in headcount, a decrease of RMB4.9 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees, a decrease of RMB4.1 million in rental expenses mainly resulting from the partial termination of our office lease in Shenzhen, and a decrease of RMB3.1 million in depreciation mainly associated with leasehold improvements for the partial termination of our office lease in Shenzhen, which were partially offset by an increase of RMB5.4 million in consulting expenses, an increase of RMB2.4 million in server hosting expenses associated with cryptocurrency mining business, an increase of RMB0.7 million in marketing and promotional expenses, and an increase of RMB0.7 million in lottery insurance costs for The Multi Group, or TMG. The sequential decrease was mainly due to a decrease of RMB18.8 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees and a decrease of RMB13.7 million in expenses for employees as a result of decreases in headcount, which were partially offset by an increase of RMB3.9 million in consulting expenses, an increase of RMB2.6 million in server hosting expenses associated with cryptocurrency mining business, and an increase of RMB1.0 million in depreciation associated with cryptocurrency mining machines.

Cost of services was RMB8.5 million (US$1.3 million) for the first quarter of 2021, representing an increase of RMB4.5 million or 112.5% from RMB4.0 million for the first quarter of 2020, and an increase of RMB4.1 million or 93.2% from RMB4.4 million for the fourth quarter of 2020. The year-over-year increase was mainly attributable to an increase of RMB2.4 million in server hosting expenses associated with cryptocurrency mining business, an increase of RMB1.0 million in depreciation associated with cryptocurrency mining machines, and an increase of RMB0.7 million in lottery insurance costs for TMG. The sequential increase was mainly attributable to an increase of RMB2.6 million in server hosting expenses associated with cryptocurrency mining business and an increase of RMB1.1 million in depreciation associated with cryptocurrency mining machines.

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Sales and marketing expenses were RMB2.5 million (US$0.4 million) for the first quarter of 2021, representing a decrease of RMB0.5 million or 16.7% from RMB3.0 million for the first quarter of 2020, and a decrease of RMB2.1 million or 45.7% from RMB4.6 million for the fourth quarter of 2020. The sequential decrease was mainly due to a decrease of RMB1.8 million in expenses for employees and a decrease of RMB0.6 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees.

General and administrative expenses were RMB22.6 million (US$3.4 million) for the first quarter of 2021, representing a decrease of RMB7.3 million or 24.4% from RMB29.9 million for the first quarter of 2020, and a decrease of RMB18.3 million or 44.7% from RMB40.9 million for the fourth quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB4.0 million in depreciation mainly associated with leasehold improvements for the partial termination of our office lease in Shenzhen, a decrease of RMB3.9 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees, a decrease of RMB2.7 million in rental expenses mainly resulting from the partial termination of our office lease in Shenzhen, and a decrease of RMB2.4 million in expenses for employees as a result of decreases in headcount, which were partially offset by an increase of RMB5.4 million in consulting expenses. The sequential decrease was mainly due to a decrease of RMB16.6 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees and a decrease of RMB5.3 million in expenses for employees as a result of decreases in headcount, which were partially offset by an increase of RMB3.9 million in consulting expenses.

Service development expenses were RMB2.7 million (US$0.4 million) for the first quarter of 2021, representing a decrease of RMB4.4 million or 62.0% from RMB7.1 million for the first quarter of 2020, and a decrease of RMB8.4 million or 75.7% from RMB11.1 million for the fourth quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB2.1 million in expenses for employees as a result of decreases in headcount, a decrease of RMB1.4 million in rental expenses mainly resulting from the partial termination of our office lease in Shenzhen, and a decrease of RMB0.8 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees. The sequential decrease was mainly due to a decrease of RMB6.6 million in expenses for employees as a result of decreases in headcount and a decrease of RMB1.7 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees.

Operating Loss

Operating loss was RMB16.5 million (US$2.5 million) for the first quarter of 2021, compared with operating loss of RMB36.8 million for the first quarter of 2020, and operating loss of RMB51.4 million for the fourth quarter of 2020. The year-over-year decrease was mainly due to (i) an increase of RMB16.5 million in revenue, which was mainly attributable to the cryptocurrency mining business initiated at the end of February 2021, and (ii) a decrease of RMB7.7 million in operating expenses due to cost reduction measures implemented by management. The sequential decrease was mainly due to (i) an increase of RMB10.6 million in revenue, which was mainly attributable to the cryptocurrency mining business initiated at the end of February 2021, and (ii) a decrease of RMB24.6 million in operating expenses due to cost reduction measures implemented by management.

Non-GAAP operating loss was RMB16.2 million (US$2.5 million) for the first quarter of 2021, compared with non-GAAP operating loss of RMB31.7 million for the first quarter of 2020, and non-GAAP operating loss of RMB32.4 million for the fourth quarter of 2020. The year-over-year decrease was mainly due to an increase of RMB16.5 million in revenue, which was mainly attributable to the cryptocurrency mining business initiated at the end of February 2021. The sequential decrease was mainly due to (i) an increase of RMB10.6 million in revenue, which was mainly attributable to the cryptocurrency mining business initiated at the end of February 2021, and (ii) a decrease of RMB5.8 million in Non-GAAP operating expenses due to cost reduction measures implemented by management.

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Net Income (Loss) Attributable to BIT Mining

Net income attributable to BIT Mining was RMB13.2 million (US$2.0 million) for the first quarter of 2021, compared with net loss attributable to BIT Mining of RMB36.8 million for the first quarter of 2020, and net loss attributable to BIT Mining of RMB56.1 million for the fourth quarter of 2020. The year-over-year increase in net income attributable to BIT Mining was mainly due to (i) an increase of RMB16.5 million in revenue, which was mainly attributable to the cryptocurrency mining business initiated at the end of February 2021, and (ii) an increase of RMB36.1 million in gain on previously-held equity interest in Loto Interactive as a result of re-measurement of the previously-held equity interest in Loto Interactive at the acquisition date fair value on March 31, 2021. The sequential increase in net income attributable to BIT Mining was mainly due to (i) an increase of RMB10.6 million in revenue, which was mainly attributable to the cryptocurrency mining business initiated at the end of February 2021, (ii) a decrease of RMB24.6 million in operating expenses due to cost reduction measures implemented by management, and (iii) an increase of RMB36.1 million in gain on previously-held equity interest in Loto Interactive as a result of re-measurement of the previously-held equity interest in Loto Interactive at the acquisition date fair value on March 31, 2021.

Non-GAAP net loss attributable to BIT Mining was RMB22.8 million (US$3.5 million) for the first quarter of 2021, compared with non-GAAP net loss attributable to BIT Mining of RMB35.3 million for the first quarter of 2020, and non-GAAP net loss attributable to BIT Mining of RMB37.5 million for the fourth quarter of 2020. The year-over-year decrease was mainly due to an increase of RMB16.5 million in revenue, which was mainly attributable to the cryptocurrency mining business initiated at the end of February 2021. The sequential decrease was mainly due to (i) an increase of RMB10.6 million in revenue, which was mainly attributable to the cryptocurrency mining business initiated at the end of February 2021, and (ii) a decrease of RMB5.8 million in Non-GAAP operating expenses due to cost reduction measures implemented by management.

Cash and Cash Equivalents and Restricted Cash

As of March 31, 2021, the Company had cash and cash equivalents of RMB173.4 million (US$26.5 million) and restricted cash2 of RMB309.8 million (US$47.3 million), compared with cash and cash equivalents of RMB308.7 million and restricted cash of RMB3.8 million as of December 31, 2020.

Accounts receivable

As of March 31, 2021, the Company had accounts receivable of RMB20.1 million (US$3.1 million), which primarily represents service fees receivable from the clients of Loto Interactive.

Cryptocurrency assets

As of March 31, 2021, the Company had cryptocurrency assets of RMB134.6 million (US$20.5 million), the equivalent of 378 bitcoins, including those received from the private placement in February 2021 and those generated from the cryptocurrency mining business initiated at the end of February 2021.

Prepayments and Other Current Assets

As of March 31, 2021, the balance of prepayment and other current assets was RMB93.7 million (US$14.3 million), compared with RMB23.0 million as of December 31, 2020. The balance as of March 31, 2021 mainly included: (i) the current portion of deferred expenses of RMB3.0 million (US$0.5 million); (ii) receivables from third party payment providers of RMB3.4 million (US$0.5 million); (iii) deposit receivables of RMB24.6 million (US$3.8 million); (iv) deductible value-added input tax of RMB40.0 million (US$6.1 million); and (v) other receivables of RMB22.7 million (US$3.4 million).

2 Restricted cash represents: (i) deposits in merchant banks for mortgage loans and with special purpose use for general offer for our acquisition of a controlling stake in Loto Interactive, (ii) deposits in merchant banks yet to be withdrawn, and (iii) government grants received but pending final clearance.

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About BIT Mining Limited

BIT Mining Limited (NYSE: BTCM) is a leading cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool and data center operation. The Company has deployed bitcoin mining machines with a theoretical maximum total hash rate capacity of approximately 1,031.5 PH/s, owns three hydroelectric cryptocurrency data centers with a total power capacity of 435MW and owns the entire mining pool business operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing (HK) Limited, to complete its vertical integration with its supply chain, increase its self-sufficiency while also strengthening its competitive position.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.5518 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2021, and all translations from Renminbi to Euros were made at the exchange rate of RMB7.8039 to EUR1.00, which was the average of the month-end exchange rates as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2021.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information:

BIT Mining Limited

ir@500wan.com

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: 500@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: 500@tpg-ir.com

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BIT Mining Limited Condensed Consolidated Balance Sheets (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	308,676	173,376	26,462
Restricted cash	3,829	309,753	47,278
Accounts receivable	-	20,057	3,061
Amounts due from related parties	368	821	125
Prepayments and other current assets	22,980	93,694	14,300
Cryptocurrency assets	-	134,641	20,550
Total current assets	335,853	732,342	111,776

Non-current assets:
Property and equipment, net	19,779	375,502	57,313
Intangible assets, net	2,398	2,399	366
Deposits	1,480	26,411	4,031
Long-term investments	99,972	69,076	10,543
Right-of-use assets	9,327	12,673	1,934
Other non-current assets	1,664	86,303	13,172
Total non-current assets	134,620	572,364	87,359

TOTAL ASSETS	470,473	1,304,706	199,135

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term loans	-	170,208	25,979
Accounts payable	-	21,318	3,254
Amounts due to related parties	-	2,503	382
Accrued payroll and welfare payable	13,401	2,510	383
Accrued expenses and other current liabilities	55,960	165,945	25,324
Income tax payable	549	6,785	1,036
Operating lease liabilities - current	3,710	6,354	970
Total current liabilities	73,620	375,623	57,328

Non-current liabilities:
Long-term payables	526	457	70
Operating lease liabilities - non-current	5,807	7,009	1,070
Total non-current liabilities	6,333	7,466	1,140

TOTAL LIABILITIES	79,953	383,089	58,468

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2020 and March 31, 2021; 430,127,692 and 559,934,055 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively	151	194	30
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2020 and March 31, 2021; 99 shares issued and outstanding as of December 31, 2020 and March 31, 2021	-	-	-
Additional paid-in capital	2,602,883	2,981,822	455,115
Treasury shares	(143,780)	(143,780)	(21,945)
Accumulated deficit and statutory reserve	(2,183,918)	(2,170,756)	(331,322)
Accumulated other comprehensive income	128,441	136,075	20,769
Total BIT Mining Limited shareholders’ equity	403,777	803,555	122,647
Noncontrolling interests	(13,257)	118,062	18,020
Total shareholders' equity	390,520	921,617	140,667

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	470,473	1,304,706	199,135

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BIT Mining Limited Condensed Consolidated Statements of Comprehensive Loss (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	3,064	8,958	19,559	2,985

Operating costs and expenses:
Cost of services	(3,984)	(4,350)	(8,451)	(1,290)
Sales and marketing expenses	(3,042)	(4,550)	(2,492)	(380)
General and administrative expenses	(29,876)	(40,891)	(22,645)	(3,456)
Service development expenses	(7,146)	(11,145)	(2,749)	(420)
Total operating expenses	(44,048)	(60,936)	(36,337)	(5,546)
Other operating income	4,091	487	561	86
Government grant	169	304	69	11
Other operating expenses	(53)	(254)	(309)	(47)
Operating loss	(36,777)	(51,441)	(16,457)	(2,511)
Other (expenses) income, net	(375)	9	312	48
Interest income	2,391	1,923	499	76
Interest expense	-	-	(792)	(121)
Loss from equity method investments	(5,211)	(7,156)	(7,044)	(1,075)
Gain on previously held equity interest	-	-	36,142	5,516
Impairment of long-term investments	-	456	-	-
Gain from disposal of a subsidiary	-	-	211	32
(Loss) income before income tax	(39,972)	(56,209)	12,871	1,965
Income tax benefit	3,593	1	-	-
Net (loss) income	(36,379)	(56,208)	12,871	1,965
Less: Net income (loss) attributable to noncontrolling interests	449	(101)	(291)	(44)
Net (loss) income attributable to BIT Mining Limited	(36,828)	(56,107)	13,162	2,009
Other comprehensive income (loss)
Share of other comprehensive (loss) income of an equity method investee	(2,409)	16	-	-
Foreign currency translation gain (loss)	4,104	(7,853)	7,634	1,165
Other comprehensive income (loss), net of tax	1,695	(7,837)	7,634	1,165
Comprehensive (loss) income	(34,684)	(64,045)	20,505	3,130
Less: Comprehensive income (loss) attributable to noncontrolling interests	449	(101)	(291)	(44)
Comprehensive (loss) income attributable to BIT Mining Limited	(35,133)	(63,944)	20,796	3,174

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,002,155	430,018,184	487,551,175	487,551,175
Diluted	430,002,155	430,018,184	498,573,411	498,573,411

(Losses) income per share attributable to BIT Mining Limited-Basic
Net (loss) income	(0.09)	(0.13)	0.03	0.00

(Losses) income per ADS* attributable to BIT Mining Limited-Basic
Net (loss) income	(0.86)	(1.30)	0.27	0.04

(Losses) income per share attributable to BIT Mining Limited-Diluted
Net (loss) income	(0.09)	(0.13)	0.03	0.00

(Losses) income per ADS* attributable to BIT Mining Limited-Diluted
Net (loss) income	(0.86)	(1.30)	0.26	0.04

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss	(36,777)	(51,441)	(16,457)	(2,511)
Adjustment for share-based compensation expenses	5,103	19,046	212	32
Adjusted operating loss (non-GAAP)	(31,674)	(32,395)	(16,245)	(2,479)

Net (loss) income attributable to BIT Mining Limited	(36,828)	(56,107)	13,162	2,009
Adjustment for share-based compensation expenses	5,103	19,046	212	32
Adjustment for impairment of long-term investments	-	(456)	-	-
Adjustment for deferred tax benefit relating to valuation allowance	(3,599)	-	-	-
Adjustment for gain on previously held equity interest	-	-	(36,142)	(5,516)
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(35,324)	(37,517)	(22,768)	(3,475)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,002,155	430,018,184	487,551,175	487,551,175
Diluted	430,002,155	430,018,184	498,573,411	498,573,411

Losses per share attributable to BIT Mining Limited (non-GAAP)-Basic
Net loss (non-GAAP)	(0.08)	(0.09)	(0.05)	(0.01)

Losses per ADS* attributable to BIT Mining Limited (non-GAAP)-Basic
Net loss (non-GAAP)	(0.82)	(0.87)	(0.47)	(0.07)

Losses per share attributable to BIT Mining Limited (non-GAAP)-Diluted
Net loss (non-GAAP)	(0.08)	(0.09)	(0.05)	(0.01)

Losses per ADS* attributable to BIT Mining Limited (non-GAAP)-Diluted
Net loss (non-GAAP)	(0.82)	(0.87)	(0.46)	(0.07)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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